Mail Stop 4720
                                                               July 26, 2018


   John Noble Harris
   Chief Executive Officer
   BlackStar Enterprise Group, Inc.
   4450 Arapahoe Ave., Suite 100
   Boulder, CO 80303

          Re:    BlackStar Enterprise Group, Inc.
                 Form 10-K/A for Fiscal Year Ended December 31, 2017 Filed July 3, 2018
                 File No. 000-55730

   Dear Mr. Harris:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

   General

   1.     We note your response to comment 5. In the section headed Recent
Sales of
          Unregistered Securities, page 34, you refer to a "Digital Equity of BlackStar." In Note
          11--Private Offering, Notes to Financial Statements, page F-13, you refer to a "Coin of
          BlackStar." Finally, Exhibit 10.2 appears to represent a "warrant to purchase digital shares of common stock" in BlackStar. To the extent that the "Digital Equity of
          BlackStar," "the Coin of BlackStar" and the "digital shares of common stock" all are intended to represent digital shares of common stock, please revise your disclosures throughout to reconcile your disclosures accordingly and solely refer to digital shares of common stock.

   2. In an appropriate section of the filing, please explain what a share of digital common stock is. In this regard, please also explain your disclosure on page 34 that you "have not developed the SAFE form due to ongoing regulatory changes and interpretations."
 John Noble Harris
BlackStar Enterprise Group, Inc.
July 26, 2018
Page 2

        Please note that a SAFE typically stands for simple agreement for future equity, and since common stock is authorized by your certificate of incorporation and is currently outstanding, please revise your disclosure to explain your SAFE reference. In addition, we note that the warrants are immediately exercisable for digital shares of common stock.
        Please tell us how a warrant holder would exercise the warrant if the underlying instrument, as you disclose, currently does not exist. We may have additional comments following the review of your response.

Item 1. Business

Current Business, page 7

3. We note your revised disclosure related to the planned implementation of a digital equity trading platform ("BDTP"). In the second paragraph under Additional Steps Taken, you indicate that your agreement with Solidgreen Software, LLC, d/b/a Artuova ("Artuova")
        for the design and implementation of the BDTP is attached as Exhibit
10.1. Exhibit 10.1
        to your filing is the Management Consulting Agreement between BlackStar and
        International Hedge Group. Please amend to file the correct agreement with Artuova as an exhibit.

4. In regards to the BDTP you intend to implement, please revise your disclosures to address the following:

           Provide an overview of the BDTP and how and who will operate it. Specifically, discuss how the BDTP will bring together the orders of multiple buyers and sellers for registered BlackStar securities and identify the facility or rules under which such orders will interact (e.g., order entry processes, priority rules, execution procedures);

           Disclose the current stage of development, the cost associated with the development of such platform, and whether you have the funds necessary to complete and launch it;

           Discuss how the BDTP will comply with Rules 300 through 303 of Regulation
           ATS. Alternatively, please tell us if you intend to register your platform as a national securities exchange;

           Disclose whether you or CEMC have registered, or intend to register, as broker-
           dealers under Section 15 of the `34 Act.

           Describe the nature of the BlackStar securities you intend to trade on the platform;

           Disclose whether any securities other than those of BlackStar will trade on the platform and the nature of such securities; and John Noble Harris
BlackStar Enterprise Group, Inc.
July 26, 2018
Page 3

            Discuss whether Artuova, your software developer, has successfully launched similar products in the past.

        We may have additional comments following the review of your response.

5. We note you may be acting as custodian for digital assets. Please tell us whether you are required to register, or intend to register as a custodian with state or federal regulators. If so, describe the nature and status of the registration. If you do not believe that registration as a custodian with state or federal regulators is required, please provide us with a legal analysis substantiating your determination.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lory Empie at (202) 551-3714 or me at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at (202) 551-2326 or Erin Purnell at (202) 551-3454 with any other questions.


                                                               Sincerely,

                                                               /s/ Cara Lubit

                                                               Cara Lubit
                                                               Accountant
                                                               Office of
Financial Services

cc:     Michael A. Littman, Esq.